November 3, 2022

VIA EDGAR

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PropTech Investment Corp. II
Definitive Proxy Statement on Schedule 14A
Filed October 28, 2022
File No. 001-39758

Ladies and Gentlemen:

This letter sets forth the response of PropTech Investment Corp. II (the “Company”) to the oral comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 2, 2022, with respect to the Company’s Definitive Proxy Statement on Schedule 14A, filed on October 28, 2022, File No. 001-39758 (the “Proxy Statement”). All capitalized terms used in this letter have the meanings ascribed to such terms in the Proxy Statement.

As discussed with the Staff, we propose to amend the second bullet on page 135 of the Proxy Statement as set forth below (showing changes in red, strikethrough and underline). We would file such amended disclosure as Definitive Additional Proxy Materials under cover of Schedule 14A with the Commission.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

November 3, 2022

gaining access to capital via the Business Combination, CEF Purchase Agreement or other sources sufficient (after payment of transaction fees and expenses and indebtedness and redemptions paid to existing PTIC II Stockholders from the Trust Account, with no specific assumption regarding the amount of such redemptions) to fund growth, including investment in customer acquisition of $14.3 million in fiscal year 2023 to achieve the projected Marketplace transactions, properties under management, and revenue. The Prospective Financial Information assumes the availability of such funds through a combination of non-redeeming PTIC II Class A Stockholders, the CEF Purchase Agreement or other sources of capital at the Closing or shortly thereafter, though the Prospective Financial Information does not assume that growth is funded through any single source. For instance, if PTIC II Class A Stockholders elect to redeem a significant number of shares of PTIC II Class A Common Stock (including at levels of redemptions experienced by other special purpose acquisition companies prior to and since the entry into the Business Combination Agreement), the amount of cash available to the Combined Company on a post-Closing basis from the PTIC II Trust Account would be materially diminished;·however, even if this were to occur, the company anticipates that there would be other sources of capital available, including from the CEF Purchase Agreement or other sources (including cash flow generated from operations) to fund its growth during the period covered by the Prospective Financial Information. If a combination of such sources are not available in amounts sufficient to fund the company’s growth plans ~~due to high redemption rates or other factors~~, the company’s financial performance would be materially different than set forth in the Prospective Financial Information;

In addition, we confirm to the Staff that the PTIC II Board was informed by the PTIC II management team of the substance, to the extent material, of each of the amendments to the Business Combination Agreement and that such amendments were entered into by the management team of PTIC II pursuant to a delegation of authority granted to such persons pursuant to the PTIC II Board in connection with the entry into the Business Combination Agreement.

If you have any questions or additional comments, please do not hesitate to contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Wayne E. Williams of Kirkland & Ellis LLP at (312) 862-7135.

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Sincerely,

/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	Chairman, Co-Chief Executive Officer and President

cc:	Julian J. Seiguer, Kirkland & Ellis LLP
Christian O. Nagler, Kirkland & Ellis LLP
Wayne E. Williams, Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP